UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Quaker Chemical Corporation
(Name of Issuer) Common Stock, par value $1.00
(Title of Class of Securities) 747316107

(CUSIP Number)

Gulf Hungary Holding Korlátolt Felelősségű Társaság

BAH Center

2 Furj Street

1124 Budapest, Hungary

Attention: Judit Rozsa

Telephone: +36-20/940-2900

with a copy to:

Reb D. Wheeler, Esq.

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2414

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 1, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 747316107
1.	Name of Reporting Person Gulf Hungary Holding Korlátolt Felelősségű Társaság
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 4,273,951(1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 4,273,951(1)
10. Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,273,951(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 24.2%(2)
14.	Type of Reporting Person (See Instructions): OO

(1) Includes 369,498 shares of Common Stock beneficially owned by the Reporting Person but held in the name of Citibank N.A. pursuant to an Escrow Agreement (as defined below) in order to secure the Reporting Person’s indemnification obligations under the Share Purchase Agreement (as defined below).

(2) Based upon 17,670,106 shares of Common Stock outstanding as of August 1, 2019, as certified by the Issuer to the Reporting Person on August 1, 2019.

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, $1.00 par value per share (the “Common Stock”), issued by Quaker Chemical Corporation, a Pennsylvania corporation (the “Issuer”). The Issuer has its principal executive offices at 901 E. Hector Street, Conshohocken, PA 19428.

Item 2. Identity and Background

(a) – (c) This statement is being filed by Gulf Hungary Holding Korlátolt Felelősségű Társaság (the “Reporting Person”), a Hungarian limited liability company, with respect to the shares of Common Stock directly held by it. The Reporting Person is a limited liability company organized under the laws of Hungary with its principal business address at BAH Center, 2 Furj Street, 1124 Budapest, Hungary. The principal business of the Reporting Person is a holding company. The name, present principal employment and citizenship of each director and executive officer of the Reporting Person is set forth below.

Name	Present Principal Employment	Residence or Business Address	Citizenship
Judit Rozsa	Director of the Reporting Person and certain of its affiliates	BAH Center 2 Furj Street 1124 Budapest, Hungary	Hungary
Michael Patrick Gregory Kelleher	Director of the Reporting Person and employee of certain of its affiliates	BAH Center 2 Furj Street 1124 Budapest, Hungary	Australia

(d) – (e) Within the last five years, none of the Reporting Person or any person named above has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As described more fully in Item 4 below, on April 4, 2017, the Issuer entered into the Share Purchase Agreement (as defined below) with Gulf Houghton Lubricants, Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Gulf Houghton”), Global Houghton Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Global Houghton”), and certain members of the management of Global Houghton (collectively with Gulf Houghton, the “Sellers”) and Gulf Houghton Lubricants, Ltd., as agent for the Sellers (the “Sellers’ Representative”) pursuant to which the Issuer agreed to purchase the Shares (as defined below) of Global Houghton from the Sellers (as defined in the Share Purchase Agreement). The Closing took place on August 1, 2019 and the Shares were sold for an aggregate purchase price (subject to adjustment pursuant to the terms of the Share Purchase Agreement) consisting of: (1) $172,500,000 in cash (which was adjusted downwards to $170,828,827); and (2) a number of shares (the “Consideration Shares”) of Common Stock of the Issuer comprising 24.5% of the Common Stock outstanding as of the closing of the transactions contemplated by the Share Purchase Agreement (after giving effect to the issuance of the Consideration Shares). Immediately prior to the Closing, Gulf Houghton sold its right to receive its portion of the Consideration Shares to the Reporting Person. The Share Purchase Agreement is incorporated herein by reference as described in Item 7 below.

On August 1, 2019, in connection with the Closing and pursuant to the Share Purchase Agreement, certain of the Consideration Shares were placed into escrow pursuant to the terms of the Escrow Agreement (such Consideration Shares held in escrow, the “Indemnity Shares”). The Indemnity Shares are comprised of 374,272 shares of Common Stock, of which 369,498 shares of such Common Stock otherwise would be payable to the Reporting Person for the Acquisition. Depending on the determination of any potential claims for indemnification and in accordance with the applicable terms of the Share Purchase Agreement, the Indemnity Shares are to be released to either the Issuer or the Sellers (or in this case, the Reporting Person) that would otherwise have been issued such Indemnity Shares in connection with the Closing of the Acquisition. The Escrow Agreement is incorporated herein by reference as described in Item 7 below.

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Item 4. Purpose of Transaction

Share Purchase Agreement

On April 4, 2017, the Issuer entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Gulf Houghton, Global Houghton, the Sellers and the Sellers’ Representative.

Upon the terms and subject to the conditions set forth in the Share Purchase Agreement, the Issuer purchased (the “Acquisition”) the entire issued and outstanding share capital (the “Shares”) of Global Houghton from the Sellers. The Shares were sold for an aggregate purchase price (subject to adjustment pursuant to the terms of the Share Purchase Agreement) consisting of: (1) $172,500,000 in cash (which was adjusted downwards to $170,828,827); and (2) a number of shares (the “Consideration Shares”) of Common Stock of the Issuer comprising 24.5% of the Common Stock outstanding as of immediately following the closing of the Acquisition (the “Closing”). A portion of the cash consideration and the Consideration Shares totaling in the aggregate $100,000,000 (the “Cap”) was placed in escrow with Citibank N.A. pursuant to the terms of the Escrow Agreement (as defined below) at Closing in order to secure the Sellers’ indemnification obligations under the Share Purchase Agreement. In addition to the purchase of the shares as described above, at the Closing, the holders of certain stock options and stock appreciation rights (“SARs”) of Global Houghton surrendered their stock options and SARs for cancellation, in exchange for a portion of the cash portion of the purchase price, as described above.

Gulf Houghton and certain of its affiliates have each entered into an agreement under which they would not, subject to certain exceptions, (a) for a period of two years from the Closing, (i) own, manage, operate or control any business which competes with the Issuer (as combined with Global Houghton and including subsidiaries) or (ii) become a shareholder, partner, member or owner of any Person who is engaged in the same business as the Issuer (as combined with Global Houghton and including subsidiaries) or (b) for a period of three years, employ or solicit any employee of the Issuer or any of its subsidiaries.

Shareholder Agreement

In connection with the consummation of the transactions contemplated by the Share Purchase Agreement, the Issuer has entered into a Shareholder Agreement (the “Shareholder Agreement”) with Gulf Houghton, Gulf Oil International, Ltd., GOCL Corporation Limited, and the Reporting Person (each, a “Shareholder” and together, the “Shareholders”) in the form attached as an exhibit hereto.

Pursuant to the terms of the Share Purchase Agreement, in connection with the Closing, the Issuer has set the size of its Board of Directors (the “Board”) at 11 directors. Under the terms and subject to the conditions of the Shareholder Agreement, including qualification standards under the Issuer’s corporate governance policies and the requirements of the New York Stock Exchange, the Shareholders have the right to nominate three individuals for election to the Board (each a “Shareholder Designee”), subject to reduction if the Shareholders’ ownership percentage decreases. Each Shareholder Designee is to serve in a different class of directors and, for so long as a Shareholder Designee serves on the Board, a Shareholder Designee would have the right to be a member of each Board committee.

Under the Shareholder Agreement, the Shareholders agreed to vote all of the Consideration Shares held by them in accordance with the recommendation of the Board with regard to each slate of individuals nominated for election to the Board until the date that is six months after the first day on which no Shareholder Designee is serving on the Board (the “Governance Restricted Period”). Additionally, during the Governance Restricted Period, each Shareholder would not, except to the extent approved by the Board, directly or indirectly, participate in a hostile transaction or change in control proposal.

During the Governance Restricted Period, the Shareholders would have certain participation rights if the Issuer offers or sells any new securities, subject to customary exceptions. Other than pursuant to the foregoing participation right, however, the Shareholders may not, for a period of two years following the Closing, acquire any equity securities of the Issuer.

The Consideration Shares held by each Shareholder may not be transferred within the first six months after the Closing and transfers thereafter are subject to certain restrictions. However, beginning six months after the Closing, the Shareholders would have certain demand and piggyback registration rights, related to sales and pursuant to registration under the Securities Act of 1933.

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Escrow Agreement

On August 1, 2019, in connection with the closing of the Acquisition and pursuant to the Share Purchase Agreement, the Issuer and the Sellers’ Representative entered into an Escrow Agreement (the “Escrow Agreement”) with Citibank, N.A., as escrow agent, pursuant to which the Indemnity Shares were deposited into an escrow account in order to provide a source of recovery with respect to the Issuer’s rights to indemnification pursuant to the Share Purchase Agreement, if any, and which governs the terms by which the Indemnity Shares and any dividends or distributions with respect to the Indemnity Shares will be held in and released from escrow.

The foregoing description of the Share Purchase Agreement, the Shareholder Agreement and the Escrow Agreement, and the transactions and agreements contemplated thereby does not purport to be complete and is subject to and qualified in their entirety by the full text of the (i) Share Purchase Agreement, which is attached to the Issuer’s Current Report on Form 8-K, filed on April 5, 2017, as Exhibit 10.1 thereto (Share Purchase Agreement), (ii) the Shareholder Agreement, which is attached to the Issuer’s Current Report on Form 8-K, filed on August 2, 2019, as Exhibit 10.1 thereto (Shareholder Agreement) and (iii) the Escrow Agreement attached hereto as Exhibit 99.3, each of which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) – (b)  The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The Common Stock reported on this Schedule 13D is held by the Reporting Person. The Reporting Person is owned by Gulf Houghton, which is a subsidiary of Gulf Oil International. Gulf Oil International is owned by Amas Holding SPF (“Amas Holding”), a private wealth holding company, which in turn is beneficially owned by multiple members of the Hinduja family, with no single individual having a beneficial interest in Amas Holding of 5% or more. Based upon 17,670,106 shares of Common Stock outstanding as of August 1, 2019, as certified by the Issuer to the Reporting Person on August 1, 2019, such Common Stock constitutes approximately 24.2% of the issued and outstanding Common Stock following the Closing.

Except for the shares of Common Stock owned by the Reporting Person, none of the Reporting Person or, to the knowledge of the Reporting Person, any of the other persons listed in Item 2(a)-(c) hereto beneficially owns any other securities of the Issuer.

(c) Except as described in Item 3, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person listed in Item 2(a)-(c), have effected any transactions in the Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 of the Schedule 13D is hereby incorporated by reference herein.

Item 7.          Material to be Filed as Exhibits.

Exhibit 99.1	Share Purchase Agreement, dated April 4, 2017, among the Issuer, Gulf Houghton, Global Houghton, the Sellers and the Sellers’ Representative (Incorporated by reference to Issuer’s Current Report on Form 8-K, filed on April 5, 2017, as Exhibit 10.1 thereto).

Exhibit 99.2	Shareholder Agreement, dated August 1, 2019, among the Issuer, the Reporting Person, Gulf Oil International, Ltd., and GOCL Corporation Limited (Incorporated by reference to Issuer’s Current Report on Form 8-K, filed on August 2, 2019, as Exhibit 10.1 thereto)

Exhibit 99.3	Escrow Agreement, dated August 1, 2019, among the Issuer, Gulf Houghton and Citibank N.A.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 9, 2019

GULF HUNGARY HOLDING KORLÁTOLT FELELŐSSÉGŰ TÁRSASÁG

By:	Rozsa Judit
Name: Rozsa Judit
Title: Managing Director

By:	Michael Kelleher
Name: Michael Kelleher
Title: Director

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